September 16, 2015

Otmane Tajmouati
President
Addentax Group Corp.
70 Av Allal Ben Abdellah
Fes, Morocco 30000

Re:	Addentax Group Corp.
Registration Statement on Form S-1
Filed August 5, 2015
File No. 333-206097

Ladies and Gentlemen:

This letter sets forth the responses of Addentax Group Corp. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of August 26, 2015.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Company has made no written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 4

2.	Please consider including an additional risk factor discussing the risks associated with your primary operations in Morocco, such as exchange rate risk, enforceability of judgments, etc.

Response

The risk factors have been included.

Liquidity and Capital Resources, page 15

3.
Please clarify the conditions upon which you will utilize the loan provided by Mr. Tajmouati. We note that the loan agreement states that the agreement only becomes effective if the company needs more than $10,000. Please detail any scenarios where the company would not utilize this amount (i.e. if the company raised $20,000, an amount less than $10,000 of the minimum funds needed for operations in the next 12 months).

Response

The information has been added to the registration statement.

Description of Business

Our Business, page 16

4.
We note your plans to expand sales to other cities in Morocco as well as worldwide. Please provide more detail in the section about your potential national or international expansion plans and the logistical, regulatory, and commercial challenges associated with each.

Response

The details have been provided.

Financial Statements, page 24

5.	Please revise to provide your interim financial statements for the quarter ended June 30, 2015.

Response

The interim financial statements have been provided for the quarter ended June 30, 2015.

Very Truly Yours,

/s/ Otmane Tajmouati
Otmane Tajmouati,
President of Addentax Group Corp.